400 Atlantic Street Suite 1500 Stamford, Connecticut 06901 USA Phone: 203.328.3500 Fax: 203.328.3946

March 24, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention:	Larry Spirgel
Assistant Director

Re:	Harman International Industries, Incorporated
Form 10-K for the fiscal year ended June 30, 2009
Filed August 19, 2009 and
Form 10-Q for the period ended December 31, 2009
Filed February 8, 2010
File No. 1-09764

Ladies and Gentlemen:

Set forth below are the responses of Harman International Industries, Incorporated (the “Company”) to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated March 5, 2010 (the “Comment Letter”) with respect to the Company’s Form 10-K and Form 10-Q referenced above.

For your convenience, we have set forth below the Staff’s comments (in bold) followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the Company’s applicable filing with the Commission. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Company’s applicable filing with the Commission.

ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies Inventory Valuation, page 26

1.	We note your response to prior comment 1. Please expand your Critical Accounting Policies disclosure to discuss more specifically the significant estimates and assumptions involved in your inventory accounting. Also, please consider providing readers quantitative information regarding the details of your inventory reserve and an explanation of how you determine your markdown percentages and estimated selling prices. Please refer to SEC Release No. 33-8350.

Securities and Exchange Commission

Division of Corporation Finance

March 24, 2010

The Company acknowledges the Staff’s comment and will include the following expanded disclosure in our “Critical Accounting Policies” within Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings of our annual and quarterly reports.

Inventories, net: Inventories, net are stated at the lower of cost or market. Cost is determined principally by the first-in, first-out method. We establish reserves for our inventory which requires us to analyze the aging and forecasted demand for our inventories, to forecast future product sales prices, pricing trends and margins, and to make judgments and estimates regarding obsolete, damaged or excess inventory. Markdown percentages are determined based on our estimate of future demand and selling prices for our products. Future sales prices are determined based on current and forecasted market expectations, as well as terms that have been established for future orders under automotive platform arrangements. Our inventory reserves primarily relate to our raw materials as our finished goods are primarily produced to order. We calculate inventory reserves on raw materials by reviewing the levels of raw materials on-hand and comparing this to estimates of historical consumption and future demand in order to assess whether we have excess materials on-hand. If it is determined that excess materials are in inventory, an appropriate inventory reserve is established. Inventory reserves on finished goods are primarily determined through inventory turnover measures. Products showing low turnover rates are assigned a percentage reserve based on future estimates of sales volumes and margins. We make adjustments to our inventory reserves based on the identification of specific situations and increase our inventory reserves accordingly. As changes in future economic or industry conditions occur, we revise the estimates that were used to calculate our inventory reserves.

If actual conditions are less favorable than those we have projected, we may need to increase our reserves for excess and obsolete inventories. Any increases in our reserves will adversely impact our results of operations. The establishment of a reserve for excess and obsolete inventory establishes a new cost basis in the inventory. Such reserves are not reduced until the product is sold.

Although there was deterioration in economic conditions in fiscal year 2009 and the beginning of fiscal year 2010, we did not experience significant increases in our inventory write-downs, primarily due to a significant portion of our inventories being produced as a result of specific customer orders within our automotive segment. After discussions with several of our significant customers, we concluded that the majority of orders would be postponed and not cancelled. We were able to proactively adjust our supply chain demand to match these new customer requirements, thereby reducing our exposure to inventory write-downs. There was no significant movement in our inventory reserves in fiscal year 2009 compared with the prior year. At June 30, 2009 and 2008 our inventory reserve was $91.5 million and $91.2 million, respectively.

2.

We note that the automotive segment comprised 69% of net sales at June 30, 2009. Please tell us what percentage of inventory was related to the automotive segment. Describe for us in greater detail the product valuation analysis you applied to those items of inventory slated for your automotive customers, including significant estimates and judgments used to

Securities and Exchange Commission

Division of Corporation Finance

March 24, 2010

determine the utility of the inventory was, at least, as great as its cost. These estimates and judgments may include the stability of estimated product sales prices and customer demand patterns.

At June 30, 2009, approximately 56 percent of our inventory was related to our automotive segment. Inventory reserves within our automotive segment are primarily established for excess and obsolete products that have reached the end of their life, or are specifically identified products for which future market demand has decreased. Automotive inventory reserves primarily relate to raw materials as finished goods are primarily produced to order. We calculate inventory reserves on raw materials by reviewing the levels of raw materials on-hand and comparing this to estimates of historical consumption and future demand in order to assess whether we have excess materials on-hand. If it is determined that excess materials are in inventory, an appropriate inventory reserve is established. In general, our finished goods products within our automotive segment are produced after the terms of an automotive platform arrangement have been established with a specific customer. The margins on these arrangements are generally significant enough that we typically do not have lower of cost or market write-downs, however we continuously analyze the margins on our finished goods inventory and write-down inventory when there are negative margins. We did not have a significant build-up of inventory in fiscal year 2009, as we generally produce our products after an order has been received, therefore, we did not have significant write-downs of obsolete or excess inventory.

We make adjustments to our automotive inventory reserves based on the identification of specific situations and increase our inventory reserves accordingly. As changes in future economic or industry conditions occur, we revise the estimates that were used to calculate our inventory reserves.

As noted above although there was deterioration in economic conditions in fiscal year 2009 and the beginning of fiscal year 2010, we did not experience significant increases in our inventory write-downs, primarily due to a significant portion of our inventories being produced as a result of specific customer orders within our automotive segment. After discussions with several of our significant customers, we concluded that the majority of orders would be postponed and not cancelled. We were able to proactively adjust our supply chain demand to match these new customer requirements, thereby reducing our exposure to inventory write-downs.

Securities and Exchange Commission

Division of Corporation Finance

March 24, 2010

Note 14 – Retirement Benefits, page 81

3.	We note that your defined benefit plan appears not to be adequately funded. Please disclose and explain to us whether you are subject to any contractual or legal statutes that specify minimum pension funding requirements. Furthermore tell us whether you evaluated your plans funded status to determine if any benefit limitations under the Pension Protection Act of 2006, or foreign jurisdiction equivalent, would apply.

At June 30, 2009 approximately 56 percent of the unfunded status of our retirement plans related to our Supplemental Employee Retirement Plan (“SERP”) which has no plan assets, nor is it subject to any contractual or legal statutes that specify minimum funding requirements.

The remainder our unfunded status relates to foreign retirement plans which are not subject to any contractual or legal statues that specify minimum funding requirements.

We have evaluated all plans which are unfunded and have determined that none of these plans are subject to the Pension Protection Act of 2006, nor any foreign jurisdictional equivalent.

* * * *

In connection with the Company’s response to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

* * * *

Please do not hesitate to contact me at (203) 328-3827, with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Jennifer Peter
Jennifer Peter Vice President and Chief Accounting Officer

cc:	Securities and Exchange Commission
Joseph Cascarano
Robert Littlepage
Jay Knight
Paul Fischer

Harman International Industries, Incorporated
Herbert Parker
Marisa Iasenza
Todd Suko